February 22, 2021 VIA EDGAR AND HAND DELIVERY Division of Corporation Finance	811 Main Street, Suite 3700 Houston, TX 77002 Tel: +1.713.546.5400 Fax: +1.713.546.5401 www.lw.com FIRM / AFFILIATE OFFICES
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Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Diane Fritz

Ethan Horowitz

Kevin Dougherty

Loan Lauren Nguyen

Re:	Flame Acquisition Corp.

Draft Registration Statement on Form S-1

Amendment No. 1 to Registration Statement on Form S-1

Filed February 18, 2021

File No. 333-252805

Ladies and Gentlemen:

On behalf of our client, Flame Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated February 22, 2021, relating to the Company’s amended registration statement on Form S-1 submitted to the Commission on February 18, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is publicly filing through EDGAR its Amendment No. 2 to its Registration Statement (“S-1”).  For the Staff’s reference, we are providing to the Staff by hand delivery copies of this letter as well as both a clean copy of the S-1 and a copy marked to show all changes from the amended version submitted on February 18, 2021.

February 22, 2021 Page 2

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein.  The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the S-1.

Amended Registration Statement on Form S-1, submitted February 18, 2021

Summary

Our Competitive Strengths, page 4

1.

We note your response to comment 1 and revisions on page 115 and 116, and re-issue in part. Please balance the disclosure here of your management team having created significant shareholder value across several high-profile transactions from the 1990s through 2013, with your management team's most recent experience with Sable Permian.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 91 of the S-1.

General

2.

We note that your forum selection provision as disclosed on page 68 and 143 identifies (i) the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action," provided that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, “to any claim for which the federal courts have exclusive jurisdiction,” and (ii) further provides that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

a.	Please revise Section 12.1 of your amended and restated certificate of incorporation to state clearly that your exclusive forum provision does not apply to any actions arising under the Exchange Act.
b.

In regards to your federal forum exclusive forum clause for Securities Act claims, please revise your prospectus to disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 68 and 143 of the S-1. The Company has also revised Section 12.1 of its amended and restated certificate of incorporation to clearly state that its exclusive forum provision does not apply to any actions arising under the Exchange Act.

February 22, 2021 Page 3

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Please direct any comments or questions regarding the foregoing to the undersigned at +1.713.546.7420.  Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Ryan J. Maierson

Ryan J. Maierson

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Gregory D. Patrinely, Flame Acquisition Corp.

William B. Nelson, Shearman & Sterling LLP

Ilir Mujalovic, Shearman & Sterling LLP